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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Assured Guaranty Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

30 Woodbourne Avenue
Address of Principal Executive Office (Street and Number)

Hamilton HM 08 Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 18, 2011, Assured Guaranty Ltd. (“AGL” and, together with its subsidiaries, “Assured Guaranty” or the “Company”) filed a Current Report on Form 8-K and issued a press release announcing that it would be restating its financial results for the years ended December 31, 2009 and 2010 and each of the previously issued quarters of 2010 and 2011.

AGL, through its insurance subsidiaries, has provided financial guaranties with respect to debt obligations issued by special purpose entities, including financial guaranty variable interest entities (“VIEs”).  Assured Guaranty does not sponsor such financial guaranty VIEs nor does it act as the servicer or collateral manager for any financial guaranty VIE debt obligations that it insures. However, when Assured Guaranty provides such financial guaranties, it can obtain certain control rights through the transaction structure which make Assured Guaranty the primary beneficiary of the financial guaranty VIE.  Assured Guaranty is required under accounting principles generally accepted in the United States of America (“GAAP”) to consolidate the financial guaranty VIEs in its financial statements when it is the primary beneficiary.  When such consolidation occurs, Assured Guaranty must eliminate the intercompany transactions between the relevant Assured Guaranty insurance subsidiary and the consolidated financial guaranty VIE.  Assured Guaranty discovered errors in the elimination of such intercompany transactions, which resulted in the need to restate certain of its financial results.  In addition, as part of the restatement, Assured Guaranty was required to correct certain unrelated, immaterial errors primarily affecting expected losses, the fair value of credit derivatives, and the classification of financial guaranty VIE assets and liabilities. While these immaterial errors were corrected at the time they were identified, the restated financial statements are required to reflect the correction of such errors in the period in which they arose.

Before the Company can file its quarterly report on Form 10-Q for the quarter ended September 30, 2011 (the “Q3 2011 10-Q”), it needed to amend its annual report on Form 10-K for the year ended December 31, 2010.  The Company filed Amendment No. 1 to the Form 10-K (the “Form 10-K/A”) on October 31, 2011 and has been working diligently and allocating appropriate resources to prepare its Q3 2011 10-Q.  However, due to the time required to prepare the Form 10-K/A, the Company was unable to file its Q3 2011 10-Q by the November 9, 2011 due date without unreasonable efforts and expense.  Assured Guaranty expects to file the Q3 2011 10-Q by November 14, 2011.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert A. Bailenson	441	279-5705
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Company’s Current Report on Form 8-K filed October 18, 2011 and to the Amendment No. 1 to the Form 10-K filed October 31, 2011 for information on the impact of the restatement.

Although the Q3 2011 10-Q has not yet been completed, the Company anticipates that net income for third quarter 2011 will be approximately $761 million, an increase from $165 million for third quarter 2010.  Total revenues are expected to be approximately $1,345 million for third quarter 2011, compared with $347 million for third quarter 2010.  Among the components of total revenue, the largest changes were as follows:

•                  Net change in fair value of credit derivatives, which the Company expects to be a gain of approximately $1,156 million in third quarter 2011, compared with a loss of $224 million for third quarter 2010.  The primary driver of the unrealized gain was the widening of the Company’s own credit spreads; and

•                  A decline in net premiums earned of $78 million, which is in line with the expected decline in the insured portfolio net par outstanding and deferred premium revenue, particularly in the structured finance sectors.

The Company also expects to report total expenses of approximately $289 million in third quarter 2011, as compared with $196 million in third quarter 2010.  Among the components of third quarter 2011 total expenses, the largest change was in loss and loss adjustment expenses, which the Company expects to be approximately $215 million in third quarter 2011, compared with $111 million for third quarter 2010.

The Company expects to report tax expense of $295 million in third quarter 2011 compared with a tax benefit of $13 million in third quarter 2010.  The third quarter 2010 tax benefit includes a $56 million tax benefit related to the filing of an amended tax return which included the Assured Guaranty Municipal Holdings Inc. and subsidiaries (“AGMH”) tax group related to a period prior to the acquisition of AGMH.

These variances were offset in part by increased net investment income and lower operating expenses.

In addition, the Company expects to report operating income, a non-GAAP financial measure, in the Q3 2011 10-Q.  See Exhibit A for a description of operating income and a reconciliation to the most comparable GAAP measure.  The Company anticipates that operating income for third quarter 2011 will be approximately $38 million, compared with $223 million for third quarter 2010. Operating income for the nine months ended September 30, 2011 is expected to be approximately $431 million compared with $511 million in the nine months ended September 30, 2010.  The decrease from the third quarter 2010 compared with the third quarter 2011 is primarily attributable to:

•                  The inclusion of a $56 million tax benefit recorded in third quarter 2010 as discussed above;

•                  A decline in net earned premiums included in operating income of approximately $71 million pretax; and

•                  An increase in loss expense included in operating income, which was $254 million in third quarter 2011 compared with $136 million in third quarter 2010.  A decline in the risk free rates used to discount expected losses accounts for approximately $120 million of loss expense in third quarter 2011.  Loss expense in third quarter 2011 also includes economic loss development, primarily in the Company’s U.S. residential mortgage-backed securities exposures, offset in part by a higher expected benefit for breaches of representations and warranties in certain transactions in which potential recoveries may be higher due to settlements and, the 80% loss sharing agreement on first lien transactions with Bank of America.

These variances were offset in part by increased net investment income and lower operating expenses.

In third quarter 2011, the Company paid $23.3 million to repurchase 2 million common shares at an average price of $11.66 per share.

These preliminary estimates may change prior to the filing of the Q3 2011 10-Q.

Assured Guaranty Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2011	By	/s/ Robert A. Bailenson
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.             This form is required by Rule 1 2b-25 (17 CFR 240.1 2b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.             One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.             A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.             Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.            Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.             Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232. 11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

Exhibit A

Non-GAAP Financial Measures:

To reflect the key financial measures management analyzes in evaluating Assured Guaranty’s operations and progress towards long-term goals, Assured Guaranty discusses both measures promulgated in accordance with GAAP and non-GAAP financial measures.  Although the financial measures identified as non-GAAP should not be considered substitutes for GAAP measures, management considers them key performance indicators and employs them as well as other factors in determining compensation.  Non-GAAP financial measures, therefore, provide investors with important information about the key financial measures management utilizes in measuring its business.  The primary limitation of non-GAAP financial measures is the potential lack of comparability to those of other companies, which may define non-GAAP measures differently because there is limited literature with respect to such measures.  Operating income is one non-GAAP financial measure analyzed by Assured Guaranty’s senior management.

Management believes that operating income is a useful measure because it clarifies the understanding of the underwriting results of Assured Guaranty’s financial guaranty insurance business, and also includes financing costs and net investment income, and enables investors and analysts to evaluate Assured Guaranty’s financial results as compared with the consensus analyst estimates distributed publicly by financial databases.  Operating income is defined as net income (loss) attributable to AGL, as reported under GAAP, adjusted for the following:

1)                                      Elimination of the after-tax realized gains (losses) on Assured Guaranty’s investments, except for gains and losses on securities classified as trading. The timing of realized gains and losses, which depends largely on market credit cycles, can vary considerably across periods. The timing of sales is largely subject to Assured Guaranty’s discretion and influenced by market opportunities, as well as Assured Guaranty’s tax and capital profile. Trends in the underlying profitability of Assured Guaranty’s business can be more clearly identified without the fluctuating effects of these transactions.

2)                                      Elimination of the after-tax non-credit impairment unrealized fair value gains (losses) on credit derivatives, which is the amount in excess of the present value of the expected estimated economic credit losses and non economic payments. Such fair value adjustments are heavily affected by, and in part fluctuate with, changes in market interest rates, credit spreads and other market factors and are not expected to result in an economic gain or loss. Additionally, such adjustments present all financial guaranty contracts on a more consistent basis of accounting, whether or not they are subject to derivative accounting rules.

3)                                      Elimination of the after-tax fair value gains (losses) on Assured Guaranty’s committed capital securities. Such amounts are heavily affected by, and in part fluctuate with, changes in market interest rates, credit spreads and other market factors and are not expected to result in an economic gain or loss.

4)                                      Elimination of the after-tax foreign exchange gains (losses) on revaluation of net premium receivables. Long-dated receivables constitute a significant portion of the net premium receivable balance and represent the present value of future contractual or expected collections. Therefore, the current period’s foreign exchange revaluation gains (losses) are not necessarily indicative of the total foreign exchange gains (losses) that Assured Guaranty will ultimately recognize.

5)                                      Elimination of the effects of consolidating certain financial guaranty VIEs in order to present all financial guaranty contracts on a more consistent basis of accounting, whether or not GAAP requires consolidation. GAAP requires Assured Guaranty to consolidate certain financial guaranty VIEs that have issued debt obligations insured by Assured Guaranty even though Assured Guaranty does not own such financial guaranty VIE.

The table below presents net income and a reconciliation to operating income.

Reconciliation of Net Income to Operating Income

(amounts in millions, except per share data)

	Quarter Ended September 30,
	2011	2010

Net income	$761.2	$164.6
Less: Realized gains (losses) on investments, after tax	(12.6)	(1.3)
Less: Non-credit impairment unrealized fair value gains (losses) on credit derivatives, after tax	800.1	(187.1)
Less: Fair value gains (losses) on committed capital securities, after tax	1.6	(3.6)
Less: Foreign exchange gains (losses) on revaluation of premiums receivable, after tax	(15.5)	24.4
Less: Effect of consolidating financial guaranty VIEs, after tax	(50.7)	109.6
Operating income	$38.3	$222.6

Net income per diluted share	$4.13	$0.88
Operating income per diluted share	$0.21	$1.19